Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 29, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10821
60/40 Strategic Allocation Port. 3Q ’23 – Term 10/16/24 75/25 Strategic Allocation Port, 3Q ’23 – Term 10/16/24
(the “Trust”)
CIK No. 1972119 File No. 333-272164

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.       If a Trust has exposure to any underlying ETFs that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:       In accordance with the Staff’s comment, if a Trust’s final portfolio has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

2.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon